

11007976

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 28 2011
WASH, D.C.
211
SECTION

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53856

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

US2008 1338937.1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

REQUIRED INFORMATION

Ocean City Home Bank Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and supplemental schedule are filed as a part of this Annual Report on Form 11-K.

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Board of Directors of
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Ocean City Home Bank Savings and Investment Plan (the "Plan") as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4(i) - Schedule Of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management.

The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ Friedman LLP

Marlton, New Jersey
June 28, 2011

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
ASSETS		
Investments at fair value		
Mutual funds	$ 4,026,368	$ 3,439,427
Employer securities	1,475,479	1,074,535
Common collective trusts	866,854	714,748
	6,368,701	5,228,710
Loans to participants	319,557	300,484
Net assets available for benefits at fair value	6,688,258	5,529,194
Adjustment from fair value to contract value for fully benefit-responsive investments	(18,624)	(1,427)
Net assets available for benefits	$ 6,669,634	$ 5,527,767

See notes to financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS		
Investment income		
Net appreciation in fair value of investments	$	718,397
Interest and dividends		75,301
		793,698
Interest income - participant loans		16,886
Contributions		
Employer		186,352
Participants		427,571
Rollover		21,818
		635,741
		1,446,325
Deductions		
Benefits paid to participants		303,323
Administrative expenses		1,135
		304,458
Net increase		1,141,867
Net assets available for benefits		
Beginning of year		5,527,767
End of year	$	6,669,634

See notes to financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution plan covering all eligible full time salaried and hourly employees of Ocean City Home Bank, Inc. (the "Employer"). Prudential Trust Company ("Prudential") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential Trust Company. Eligible employees are automatically enrolled in the Plan on the first day of the quarter following their employment. All eligible employees who have attained age 18 may elect, by means of a pretax salary deferral, to contribute up to the maximum percentage allowable, not to exceed the Internal Revenue Code ("IRC") prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. Employer matching contributions are made by the Company equal to 50% of a participant's deferral contributions, and are limited to deferral contributions that do not exceed 8% of a participant's eligible compensation. Overall, the maximum employer matching contribution amounts to 4% of a participant's eligible compensation. The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2010.

The Plan also permits eligible employees who are age fifty or older by the end of the calendar year to make catch-up contributions. Matching contributions do not apply to catch-up contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings. Each participant's account is charged with withdrawals and Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers common collective trust funds, Employer securities and mutual funds as investment options for participants.

1 - DESCRIPTION OF THE PLAN (Continued)

Investments (Continued)
The Pension Protection Act created the Qualified Default Investment Alternative (QDIA). The QDIA provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. During 2009, the Plan implemented the American Funds Balanced Investment as the QDIA. Effective January 1, 2011, the Plan implemented Goal Maker by Prudential as the QDIA.

The Stable Value Fund of Wells Fargo Bank is a common collective trust, reported as a fully benefit responsive contract, which invests primarily in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The average yield earned by the Stable Value Fund was 2.38% and 3.40% during the years ended December 31, 2010 and 2009. The average yield earned by the Stable Investment Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.90% and 3.32% during the years ended December 31, 2010 and 2009.

Participant Loans
Participants may borrow from their employee elective deferral accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions. Loans to participants are reported at their unpaid principal and interest balances plus accrued interest, which approximates fair value.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year and is 100 percent vested after five years of credited service.

Forfeited Accounts
There were no forfeitures used to reduce employer matching contributions for the year ended December 31, 2010. Forfeiture balances at December 31, 2010 and 2009 were $12,319 and $5,690, respectively.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America ("GAAP").

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of net assets available for benefits and changes in net assets available for benefits, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses, based on the value of assets at the beginning of the year or at the time of purchase during the year.

Administrative Expenses and Management Fee
Certain costs and expenses of administering the Plan, such as trustee fees, are paid by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in net appreciation in fair market value of such investments.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive his or her vested value in the form of either a lump-sum or annual installments for a period not to exceed the life expectancy of the participant and designated beneficiary, or a mandatory distribution if the total value of the account is less than $5,000. Valuation of accounts is made as of the last day of the month in which the participant's employment is terminated. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Fully Benefit-Responsive Investment Contracts
As described by GAAP, common collective trusts relating to fully benefit-responsive investment contracts held by a defined contribution plan are to be reported as fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the statements of assets available for benefits represent the fair value of the common collective trusts and adjustment from fair value to contract value. The Plan invests in investment contracts through a common collective trust, the "Fund". Fair value of the Plan's interest in the Fund is based upon information reported by the issuer of the common collective trust at year-end. Contract value of the Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Hardship Withdrawals

The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant. Permissible circumstances for hardship withdrawals include education expenses, costs directly related to the purchase of a principal residence, and costs necessary to prevent eviction from the participant's personal residence and such other circumstances as the Plan Administrator may determine, based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after withdrawal.

Investment Valuation

GAAP defines fair value, provides guidance for measuring fair value and requires certain disclosures. It discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect management's own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Shares of mutual funds are valued at quoted market price, which represent the net asset value of shares held by the Plan at year end. Investments in mutual funds are classified as Level 1.

Employer Securities

Shares of Employer securities are valued at quoted market price, which represent the value of shares held by the Plan at year end. Investments in employer securities are classified as Level 1.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation (Continued)

Common Collective Trusts

Investments in common collective trusts consist of investments in the Stable Value Fund of Wells Fargo Bank and the fair value of these investments is determined by the Fund's trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end. Investments in common collective trusts are classified as Level 2 investments.

3 - FAIR VALUE MEASUREMENTS

The following tables summarize investment assets measured at fair value:

	Investments at Fair Value			
December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual funds				
Blended funds	$ 1,309,189	$ -	$ -	$ 1,309,189
Growth funds	850,233	-	-	850,233
Balanced fund	810,587	-	-	810,587
Value funds	673,228	-	-	673,228
Fixed income funds	383,131	-	-	383,131
Employer securities	1,475,479	-	-	1,475,479
Common collective trusts	-	866,854	-	866,854
	$ 5,501,847	$ 866,854	$ -0-	$ 6,368,701

	Investments at Fair Value			
December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds				
Blended funds	$ 1,177,531	$ -	$ -	$ 1,177,531
Growth funds	671,025	-	-	671,025
Balanced fund	765,462	-	-	765,462
Value funds	501,630	-	-	501,630
Fixed income funds	323,779	-	-	323,779
Employer securities	1,074,535	-	-	1,074,535
Common collective trusts	-	714,748	-	714,748
	$ 4,513,962	$ 714,748	$ -0-	$ 5,228,710

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4 - INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are presented below at fair value:

	December 31,	
	2010	2009
American Balanced Fund R3	$ 810,587	$ 765,462
MainStay ICap Select Equity Fund R3	480,109	-
Thornburg International Value Fund A	542,488	444,587
Davis NY Venture Fund A	458,587	415,312
Ocean Shore Holding Co., Inc. Common Stock	1,475,479	1,074,535
T. Rowe Price Growth Stock R	642,886	-
Stable Value Fund 80	866,854	714,748

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $718,397 during the year ended December 31, 2010, as summarized below:

Common collective trusts	$ 16,655
Employer securities	238,196
Mutual funds	463,546
	$ 718,397

5 - RELATED PARTY TRANSACTIONS

Prudential is the trustee as defined by the Plan and therefore, investments in Prudential and its related entities qualify as party-in-interest transactions. The balances of investments sponsored by Prudential were $4,026,368 and $3,349,427 as of December 31, 2010 and 2009, respectively.

Certain officers and employees of the Employer (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Employer pays for a majority of the Plan's administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2010, the Employer incurred audit and third party administrative fees of $19,830.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2010 and 2009, the Plan had balances in this common stock of $1,475,479 and $1,074,535, respectively.

6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

8 - TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and U.S. Department of Labor. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Fund adopted accounting policies regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements on January 1, 2009, which resulted in no impact to the financial statements. In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements". ASU 2010-06 amends FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, to require additional disclosures regarding fair value measurements. Certain disclosures required by ASU No. 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, and other required disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As of December 31, 2010, management of the Fund does not believe the adoption of these policies will impact the financial statement amounts; however, additional disclosures may be required.

In July 2010, the FASB issued ASU 2010-20, "Disclosures About the Credit Quality of Financing Receivables", which amends Accounting Standards Codification Topic 310, "Receivables". The purpose of the Update is to improve transparency by entities that hold financing receivables, including loans, leases and other long-term receivables. The Update requires such entities to disclose more information about the credit quality of their financing receivables and the credit reserves against them. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010.

9 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In May 2011, FASB issued ASU No. 2011-04 "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the Board's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 shall be effective for public entities for interim and annual periods beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted for public entities. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011, and should be applied prospectively. Management does not expect that the adoption of ASU 2011-04 will have a material effect on the Plan's financial statements.

SUPPLEMENTARY INFORMATION

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

EIN No. 21-0478350 PLAN No. 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date and Rate of Interest		(e)Current Value
*	Prudential Mutual Funds	Dryden Stock Index Fund Z	$	307,662
*	Prudential Mutual Funds	PIMCO Total Return A		276,217
*	Prudential Mutual Funds	Goldman Sachs Mid Cap Value A		56,651
*	Prudential Mutual Funds	American Balanced Fund R3		810,587
*	Prudential Mutual Funds	Cap World Growth & Income R3		136,468
*	Prudential Mutual Funds	Eagle Small Cap Growth		80,283
*	Prudential Mutual Funds	MainStay ICap select R3		480,109
*	Prudential Mutual Funds	T. Rowe Price Growth Stock R		642,886
*	Prudential Mutual Funds	Wells Fargo Growth Fund		127,065
*	Prudential Mutual Funds	Thornburg International Value A		542,488
*	Prudential Mutual Funds	PIMCO Mortgage-Backed Sec Fund A		70,700
*	Prudential Mutual Funds	Davis NY Venture Fund A		458,587
*	Prudential Mutual Funds	MFS High Yield Opportunities Fund A		36,214
*	Prudential Mutual Funds	Well Fargo Small Cap Advantage		451
*	Ocean Shore Holding Co, common stock	Ocean Shore Holding Co, common stock		1,475,479
	Wells Fargo Bank Minnesota, NA	Stable Value Fund 80		866,854
				6,368,701
*	Loans to participants	Participant loans maturing 2011 to 2015 at interest rates of 4.25% to 9.25%		319,557
			$	6,688,258

* Party-in-interest

See independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011

Ocean City Home Bank
Savings and Investment Plan

By: Sharon L Taggart
Plan Administrator

US2008 1338937.1

Consent of Independent Registered Public Accounting Firm



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report dated June 28, 2011, relating to the financial statements and supplemental schedules of Ocean City Home Bank Savings and Investment Plan appearing in this Annual Report on Form 11-K of City Home Bank Savings and Investment Plan for the year ended December 31, 2010.

/s/ Friedman LLP

Marlton, New Jersey
June 28, 2011